Exhibit 2

June 25, 2021

Special Committee of the Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Special Committee:

We are writing to reaffirm our interest in acquiring all of the outstanding shares of common stock of Willis Lease Finance Corporation (the “Company”) that are not owned by CFW Partners, L.P., a Delaware limited partnership, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $42 per share of common stock (the “Offer Price”).

Based on, among other things, the performance and prospects of the aircraft engine leasing industry in general and the Company in particular since the time of our proposal, we believe the Offer Price fully values the Company and do not intend to increase the Offer Price.  We believe that the Company’s unaffiliated stockholders will view the Offer Price as an attractive price and would like to move expeditiously to enter into definitive documentation and submit our proposal to the unaffiliated stockholders for their consideration and approval.

Due to our obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner.  Any obligation of the Willis Parties with respect to the proposed Transaction will be only as set forth in a definitive written agreement executed and delivered by them.

Very truly yours,

/s/ Charles F. Willis, IV

Charles F. Willis, IV